March 4, 2014

VIA EDGAR AND EMAIL

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

Washington, D.C. 20549-3628

Re:	CatchMark Timber Trust, Inc. (the “Company”)
Schedule 14D-9
File No. 05-87801

Dear Ms. Duru:

In connection with submitting our response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) to the Company’s Schedule 14D-9 filed with the Commission on February 19, 2014, the Company hereby acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (770) 243-8641.

Sincerely,

/s/ Brian M. Davis
Brian M. Davis Senior Vice President and Chief Financial Officer

6200 The Corners Parkway Norcross, GA 30092 Tel: 770-449-7800 Tel: 800-448-1010 Fax: 770-243-8199

www.CatchMarkTimber.com